FILED PURSUANT TO RULE 424(B)(3)
Registration Statement No. 333-108207

LINCARE HOLDINGS INC.

$275,000,000

Principal Amount of 3.00% Convertible Senior Debentures due 2033
and 5,156,663 shares of Common Stock issuable upon the conversion of the debentures

Prospectus Supplement No. 10 dated February 20, 2004
to the Prospectus dated December 2, 2003 as supplemented by Prospectus No. 1 dated December 5, 2003,
Prospectus No. 2 dated December 11, 2003, Prospectus Supplement No. 3 dated December 18, 2003,
Prospectus Supplement No. 4 dated December 22, 2003, Prospectus Supplement No. 5 dated December 24, 2003,
Prospectus Supplement No. 6 dated January 9, 2004, Prospectus Supplement No. 7 dated January 14, 2004, Prospectus Supplement No. 8 dated January 23, 2004 and Prospectus Supplement No. 9 dated January 29, 2004

        This prospectus supplement relates to an aggregate principal amount of $275 million of 3.00% Convertible Senior Debentures due 2033 and the 5,156,663 shares of our common stock issuable upon conversion of the debentures. This prospectus supplement should be read in conjunction with and may not be delivered or utilized without our prospectus dated December 2, 2003, including any amendments or supplements thereto. The terms of the debentures are set forth in the prospectus. The debentures are not listed on any securities exchange. The debentures are designated for trading in the PORTAL market. Our common stock is listed on the Nasdaq National Market under the symbol "LNCR".

        See "Risk Factors" beginning on page 6 of the prospectus for a discussion of certain risks that you should consider in connection with an investment in the debentures.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        The information in the following table is presented as of February 20, 2004 and supplements or supersedes, with respect to the securityholders listed below, the information in the table appearing under the heading "Selling Securityholders" beginning on page 12 of the prospectus dated December 2, 2003, including any amendments or supplements thereto, and was provided by or on behalf of the selling securityholders:

Full Legal Name of Selling Securityholder	Principal Amount of Debentures Beneficially Owned That May Be Sold	Shares of Lincare Common Stock Beneficially Owned Upon Conversion of the Debentures(1)	Debentures Owned After Completion of the Offering(2)	Shares of Lincare Common Stock Owned After Completion of the Offering(2)
Bank Austria Cayman Islands, LTD	2,000,000	37,503	0	0
Guggenheim Portfolio Co. XV, LLC	550,000	10,313	0	0
Ramius Capital Group	500,000	9,375	0	0
Ramius Master Fund, LTD	3,625,000	67,974	0	0
Ramius Partners II, LP	150,000	2,812	0	0
Ramius, LP	100,000	1,875	0	0
RCG Baldwin, LP	400,000	7,500	0	0
RCG Halifax Master Fund, LTD	500,000	9,375	0	0
RCG Latitude Master Fund, LTD	5,125,000	96,101	0	0
RCG Multi Strategy Master Fund, LTD	1,200,000	22,501	0	0
Xavex Convertible Arbitrage 5 Fund	850,000	15,938	0	0

(1)
Assumes conversion of all the securityholders' debentures at the initial conversion rate of 18.7515 shares of common stock per $1,000 principal amount of debentures. However, the conversion rate is subject to adjustment as described under "Description of Debentures—Conversion Rights". As a result, the amount of common stock issuable upon conversion of the debentures may increase or decrease in the future.

(2)
We do not know when or in what amounts a selling securityholder may offer the debentures or shares for sale. The selling securityholders might not sell any or all of the debentures or shares offered by this prospectus. Because the selling securityholders may offer all or some of the debentures or shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the debentures or shares, we cannot estimate the number of the debentures or shares that will be held by the selling securityholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the debentures or shares covered by this prospectus will be held by the selling securityholders.

The date of this prospectus supplement is February 20, 2004